Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 112
dated September 27, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – October 24, 2006
PLUS due November 20, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the AMEX China IndexSM

Original Issue Price	:	$5 per PLUS

Leverage Factor	:	200%

Maximum Payment at Maturity	:	$5.95 per PLUS

Aggregate Principal Amount	:	$6,650,000

Initial Index Value	:	131.73

Pricing Date	:	October 24, 2006

Original Issue Date (Settlement Date)	:	October 31, 2006

Index Valuation Dates	:	November 14, 2007, November 15, 2007 and November 16, 2007

Listing	:	AMEX

Ticker Symbol	:	CSM

CUSIP	:	61748A437

Agent	:	Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“AMEX China IndexSM (CZH)” is a service mark of AMEX and has been licensed for use by Morgan Stanley. “Performance Leveraged Upside Securities” and “PLUS” are our service marks. The PLUS based on the AMEX China IndexSM are not sponsored, endorsed, sold or promoted by AMEX and AMEX makes no representation regarding the advisability of investing in the PLUS.

Preliminary Terms No. 112 dated September 27, 2006
 Prospectus Supplement for PLUS dated February 21, 2006
Prospectus dated January 25, 2006